Joseph A. Herz

212-801-6926

herzj@gtlaw.com

November 29, 2017

VIA EDGAR AND UPS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Sonya Gupta Barros, Assistant Director
Office of Real Estate and Commodities

Re:	Rodin Income Trust, Inc.

       Confidential Draft Registration Statement on Form S-11

       Submitted May 15, 2017

       CIK No. 0001664780

Dear Ms. Barros:

On behalf of Rodin Income Trust, Inc., a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR the Company’s initial public registration statement on Form S-11 (the “Registration Statement”).

The Registration Statement includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to Mr. Jason Emala of the Company, dated June 9, 2017 (the “Comment Letter”) relating to the above-referenced amended draft registration statement confidentially submitted to the Commission on May 15, 2017 (the “Third Amended Submission”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four copies of the Registration Statement, which have been marked to indicate the location of changes from the Third Amended Submission, together with four copies of this response letter as submitted to the Commission.

General

1.	Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Ms. Sonia Gupta Barros

November 29, 2017

Response:

In response to the Staff’s comment, the Company has updated its financial statements in accordance with Rule 3-12 of Regulation S-X.

Management

Certain Prior Experience

Resolution Recovery Partners, L.P., page 76

2.	Please revise to balance your disclosure with a discussion of any material historical adverse business developments that RRP has experienced. Please also revise your disclosure to state the size of RRP.

Response:

The Company advises the Staff that Resolution Recovery Partners LP (“RRP”) has not experienced any material adverse business developments since its inception. The Company also has revised the disclosure on page 76 of the Registration Statement to disclose that as of September 30, 2017, RRP had total assets of $117.4 million and owned 99 individual assets.

Conflicts of Interest

Charter Provisions and Other Policies Relating to Conflicts of Interest

Allocation of Investment Opportunities, page 93

3.	We note that the investment allocation policy described on page 93 is applicable to future public and private entities sponsored by your sponsor. We also note that your sponsor appears to be the same entity that is the sponsor for Rodin Global Property Trust, Inc. Please disclose, if true, that the allocation policy described on page 93 is also applicable to Rodin Global Property Trust, Inc. or add disclosure describing how investment opportunities will be allocated between your company and Rodin Global Property Trust, Inc.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 93 of the Registration Statement to disclose that the allocation policy described under the heading “Conflicts of Interest—Charter Provisions and Other Policies Relating to Conflicts of Interest—Allocation of Investment Opportunities” also is applicable to Rodin Global Property Trust, Inc.

Ms. Sonia Gupta Barros

November 29, 2017

Net Asset Value Calculation and Valuation Procedures

Independent Valuation Firm, page 115

4.	Please provide us, on a supplemental basis, with your template for future NAV disclosures.

Response:

The Company will supplementally provide the Staff with its proposed template for future NAV disclosures by separate correspondence.

***

If you should have any questions about this letter or require any further information, please call me at (212) 801-6926.

Sincerely,

/s/ Joseph A. Herz

Joseph A. Herz

cc:	Bryan Hough, Esq.

Mr. Mark Rakip

Ms. Kristi Marrone

Jason Emala, Esq., Rodin Income Trust, Inc.